Conectiv Energy Holding Company
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

ASSETS

	December 31, 2003
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Allowance for doubtful accounts	*
Taxes receivable	*
Inventories, at average cost	*
Other prepayments	*
	*
Investments	
Goodwill	*
Other	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities	
Short-term debt	*
Accounts payable	*
Interest payable	*
Other	*
	*
Note Payable to Associated Companies	*
Deferred Credits and Other Liabilities	
Deferred income tax credit	*
Deferred income taxes, net	*
Other	*
	*
Capitalization	
Conectiv common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Total stockholders equity	*
Conectiv money pool loan	*
Total capitalization	*
	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.